April 9, 2010

Mr. John P. Nolan

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Discover Financial Services

Form 10-K for Fiscal Year Ended November 30, 2009

Form 8-K furnished March 12, 2010

File No. 001-33378

Dear Mr. Nolan:

Discover Financial Services (the “Company”) is pleased to respond to your letter dated April 1, 2010. For your convenience, we have restated your comments in full and have keyed all responses to the numbering of the comments and headings used in your letter. We appreciate the Staff’s assistance in our continuing efforts to provide comprehensive and transparent disclosure, which has always been our goal.

Form 10-K for the fiscal year ended November 30, 2009

Item 7. Management’s Discussion and Analysis

Loan Quality – Delinquencies, page 69

1. We note your disclosures related to delinquent and non-accrual loans here and in Note 2 on page 96. Please revise future filings to disclose your policy for impaired loans, as defined by ASC 310-10-35-16, specifically addressing whether your delinquent and/or non-accrual loans would be considered impaired loans under this definition. Further, please revise future filings to provide the disclosures required by ASC 310-10-50-15 through 50-20. Please provide us with your proposed disclosures.

The Company’s loan portfolio consists of credit cards, student loans and other personal loans, all of which constitute large groups of smaller balance homogeneous loans. Our responses throughout this letter will focus on the credit card loan portfolio, which represented more than 90% of the Company’s managed loan receivables as of November 30, 2009.

The estimate of incurred losses on a large group of smaller-balance homogeneous loans is measured on a pooled basis under the contingent loss model of ASC 450-20, Loss Contingencies (guidance formerly contained in FASB Statement No. 5, hereinafter “SFAS 5”). That analysis does not identify individual loans for impairment and therefore does not specifically distinguish loans that are delinquent and/or no longer accruing interest for purposes of evaluating impairment.

The SFAS 5 model applies to all receivables except for those specifically addressed by other literature. One such exception that is relevant to Discover is any loan which is the subject of a troubled debt restructuring. A loan modified in a troubled debt restructuring is individually evaluated for impairment under ASC 310-10-35, Receivables—Subsequent Measurement (guidance formerly contained in FASB Statement No. 114, hereinafter “SFAS 114”) which measures impairment as the difference between the loan balance and the discounted present value of the cash flows expected to be received on the loan. The Company measures impairment on its permanent workout loans under this model. The SFAS 114 model generally applies to impairment evaluations at the individual loan level, except that loans with common risk characteristics may be aggregated and evaluated collectively for impairment pursuant to ASC 310-10-35-21. The Company’s permanent workout loans are evaluated for impairment collectively (albeit apart from the SFAS 5 analysis) and, therefore, even for these loans the Company does not evaluate any delinquent or non-accrual loan receivables individually for impairment.

In future filings beginning with the Company’s February 28, 2010 Form 10-Q, we will disclose how delinquent and/or non-accrual loans are considered for impairment as defined in ASC 310-10-35-16. Our proposed disclosure for this purpose is presented below, following our responses to Question 2.

2. Please tell us whether you hold any loans for which the loan terms were modified and/or loans that were considered troubled debt restructurings for any period presented.

The Company does hold loans for which loan terms were modified, including some that are accounted for as troubled debt restructurings. The Company’s modified loans fall into 2 categories: i) loans for which temporary hardship concessions have been granted, and ii) loans in permanent workout programs. In addition to these modified loans, the Company participates in programs with customers working through consumer credit counseling agencies (“CCCA”).

Temporary hardship concessions may include a reduction in minimum payment, interest rate and fee reductions for periods not to exceed 12 months. Short term concessions do not include the forgiveness of unpaid principal. At the end of the concession period, terms revert to standard rates. In addition, cardmembers are disqualified from these arrangements if they make two consecutive late payments, at which time their account would revert back to its original terms. Because these concessions are temporary in nature, we have not historically considered temporary hardship concessions as meeting the definition of troubled debt restructurings. For reserving purposes, these loans are included in the Company’s ASC 450-20 (SFAS 5) impairment analysis.

Permanent workout programs involve more significant and permanent concessions and almost always involve delinquent borrowers. Workouts involve placing the cardmember on a fixed payment plan of up to 60 months with a reduced minimum payment amount in addition to a significantly reduced interest rate and waivers of unpaid interest and fees. We account for permanent workout loans as troubled debt restructurings and as a result, we reserve for these loans pursuant to ASC 310-10-35 (SFAS 114).

The Company’s permanent workout loans are evaluated apart from the general SFAS 5 pool pursuant to ASC 310-10-35 (SFAS 114). The permanent workout loans are aggregated and evaluated collectively as a pool pursuant to ASC 310-10-35-21 since these loans have common risk characteristics. Because these loans are evaluated for impairment under the SFAS 114 model, these loans are subject to disclosure under 310-10-50-15 through 50-20. The Company will include these disclosures in future filings, as applicable, beginning with the Form 10-Q for the period ended February 28, 2010. The proposed disclosures are presented below, following our responses to Question 2.

CCCA loans involve smaller concessions, significantly better loan quality, and ultimately, much better collection results. Any concessions made under a CCCA program are not made solely on the basis of the borrower’s financial condition. The majority of cardmembers working through a CCCA are not delinquent at the time of their enrollment in these programs. During the year ended November 30, 2009, more than 84% of the receivables associated with new CCCA enrollments were less than 30 days past due. CCCA program participants are proactive in entering into these arrangements and clearly demonstrate a willingness to pay off their debt. The Company’s experience has been that these loans experience a better than average charge-off rate as compared to the overall credit card receivables portfolio. In addition, CCCA programs are standard in the industry, and we believe that failure to participate in CCCA programs along with other issuers would increase the likelihood of loss. In light of these facts, we have not historically considered loans in CCCA programs to be troubled debt restructurings. For reserving purposes, these loans are included in the Company’s ASC 450-20 (SFAS 5) impairment analysis.

We will amend our disclosures to include a narrative description of these programs and the relative size of the loan pool associated with each one. The Company will include that disclosure in future filings, as applicable, beginning with the Form 10-Q for the period ended February 28, 2010. The proposed narrative is presented below, following our responses to Question 2.

If so, in light of the continuing material increases in your delinquent loans and the increased scrutiny surrounding the lending industry in general, please tell us and consider revising your future annual and quarterly filings to address the following related to your loan modification programs:

•	Include a tabular disclosure of the amount of gross loans included in each of your loan modification programs and in aggregate, detailed by loan category and performing versus nonperforming status;

We have not historically tracked data separately concerning performing versus non-performing status for modified or restructured loans for external financial reporting purposes. We do not believe this data is appropriate for disclosure in the Company’s external reporting. The data we have for internal reporting purposes is presented in the table below.

The total gross loans that have been modified by the Company are presented in the table below (dollars in thousands):

	February 28, 2010	November 30, 2009 (managed basis)	November 30, 2009 (GAAP basis - owned)
Loans of cardmembers working with consumer credit counseling agencies	$722,514	$720,230	$308,595
Loans for which temporary hardship concessions were granted	405,900	436,046	186,832
Loans restructured under permanent workout programs	235,700	218,182	72,924

It should be noted that the substantial increase in February 28, 2010 amounts versus November 30, 2009 amounts is due to the consolidation of the Company’s credit card securitization trusts effective December 1, 2009 pursuant to the adoption of FASB Statements No. 166 and 167.

•	Disclose your policy regarding how many payments the borrower needs to make on the restructured or modified loan before the loan is returned to the accrual status;

The Company’s policy is to continue accruing interest on delinquent credit card loan receivables until the account is paid or charged off. Typically the only exceptions to this relate to loan receivable balances associated with bankruptcies, deceased borrowers and fraudulent transactions. Balances related to those categories are reported as loans not accruing interest. All modified and restructured loans continue to accrue interest.

•	Quantify the types of concessions made, including reduction in interest rate, payment extensions, forgiveness of principal, forbearance, or other actions;

All of the Company’s concessionary or restructuring programs are structured to ensure compliance with bank regulatory guidance governing such programs, particularly the joint interagency releases Management and Loss Allowance Guidance for Credit Card Lending, dated January 8, 2003 and Uniform Retail Credit Classification and Account Management Policy, dated February 10, 1999 (revised June 12, 2000). As a result, concessions on credit card loans under any of these arrangements are done using standardized terms for the pool of loans within each program. For example, loans that enter new CCCA programs involve an interest rate set at 6.99%. Interest rates for workout program loans are set at a de minimis level, and rates on temporary hardship loans are lowered to a level below our standard offered rates, which begin at 11.99%. In all programs, standard conditions dictated by bank regulatory guidelines pertaining to length of payment term, qualifications for restoring a loan to non-delinquent status (i.e. re-aging) and minimum payment requirements must be satisfied.

Because the concession types are standardized for loans within each program, individual concession types are not specifically quantified or tracked. The Company’s temporary hardship and permanent workout receivables at November 30, 2009 combined represented less than 1.5% of total credit card loan receivables. Loans in CCCA programs represented less than 2% of total credit card receivables. All of these loans are managed on a pooled basis to ensure the best collection performance. We have not historically tracked results by type of concession granted.

•	Provide a narrative disclosure addressing your success with each of the different types of concessions; and

As noted in our response to the prior question, concessions on credit card loans under any of these concessionary or restructuring programs are done using standardized terms for the pool of loans within each program. Because the concession types are standardized for loans within each program, the results of individual concession types are not specifically quantified or tracked. Total program receivables and loss rates on permanent workout programs and loans in CCCA programs are monitored and are described in the following paragraph; however, details on these programs have not been disclosed historically given the relatively immaterial size of the affected receivables.

As of November 30, 2009, the Company had approximately $72.9 million in credit card receivables in permanent workout programs. The 12 month principal charge-off rate on these loans was approximately 25% and the related allowance for these loans, determined under ASC 310-10-35 (SFAS 114) was approximately $28 million. Since the balances related to permanent workout programs were less than one half of one percent of total credit card loan receivables, they were not considered material as of November 30, 2009, and the Company had on that basis concluded that the related disclosures would not be particularly meaningful to the reader. With the consolidation of the Company’s securitization trusts pursuant to the adoption of SFAS 166 and SFAS 167, the total receivables balance related to permanent workout programs increased to approximately $235.7 million at February 28, 2010, but it remains at less than 1% of total credit card loan receivables.

As of November 30, 2009, the Company had approximately $309 million in credit card receivables in CCCA programs. The principal charge-off rate on these loans after entry into these programs was approximately 2%, which is better than the overall portfolio, and the related allowance for these loans was determined by including these receivables as part of the general SFAS 5 pool. The aggregate balance of loans in these programs was approximately 1% of total credit card loan receivables. After consolidation of the Company’s securitization trusts, the total receivables balance related to CCCA programs increased to approximately $722 million at February 28, 2010, or approximately one and one-half percent of total credit card receivables.

•

If impairment is measured based on the present value of expected future cash flows, disclose your policy election regarding how the entire change in present value is reflected in the financial statements. For example, disclose whether the amount is recorded entirely within the provision for loan losses or whether the portion reflecting the amount attributable to the passage of time is recorded as interest income. To the extent that part of the amount is reflected within interest income, please disclose the amount. Refer to ASC 310-10-45 for guidance.

Loans for which the Company measures impairment based on the present value of expected future cash flows are limited to credit card receivables which have been restructured in permanent workout programs. The Company adjusts the present value of such loans entirely through the provision for loan losses. The incremental disclosure described in ASC 310-10-50-19, which applies when changes in the present value attributable to the passage of time are recorded in interest income, is therefore not relevant to Discover.

In response to the topics addressed in Questions 1 and 2, we will modify our disclosures in future filings beginning with the Company’s February 28, 2010 Form 10-Q as presented below:

The Company calculates its allowance for loan losses by estimating probable losses separately for segments of the loan portfolio with similar risk characteristics.

For its credit card loan receivables, the Company uses a migration analysis to estimate the likelihood that a loan receivable will progress through various stages of delinquency and eventually charge off. In the first quarter 2010, the Company developed new analytics which provide a better understanding of the likelihood that current accounts, or those that are not delinquent, will eventually charge off. The Company used this new information in combination with the migration analysis to determine its allowance for credit card loan losses at February 28, 2010. The Company does not identify individual loans for impairment, but instead estimates its allowance for credit card loan losses on a pooled basis, which includes loans that are delinquent and/or no longer accruing interest.

Loan receivables that have been modified under troubled debt restructurings are evaluated separately from the pool of receivables that is subject to the above analysis. Credit card loan receivables modified in a troubled debt restructuring are recorded at their present values with impairment measured as the difference between the loan balance and the discounted present value of expected future cash flows expected to be received. Changes in the present value are recorded to the provision for loan losses.

For its other consumer loans, the Company considers historical and forecasted losses in estimating the related allowance for loan losses. In determining the proper level of the allowance for loan losses related to both credit card and other consumer loans, the Company may also consider other factors, such as current economic conditions, recent trends in delinquencies and bankruptcy filings, account collection management, policy changes, account seasoning, loan volume and amounts, payment rates and forecasting uncertainties.

Information regarding nonaccrual, past due and restructured loan receivables is as follows (dollars in thousands):

	February 28, 2010	November 30, 2009
Loans over 90 days delinquent and accruing interest	$1,039,430	$481,305
Loans not accruing interest	$433,546	$190,086
Restructured loans (excluded from amounts above)	$235,700	$72,924

As part of certain collection strategies, the Company may place a customer’s account in a permanent workout program under which the loan may be restructured. Such modifications are accounted for in accordance with ASC 310-10, Receivables, under which loan impairment is measured based on the discounted present value of cash flows expected to be collected. All of the Company’s permanent workout loans, which share common risk characteristics and are evaluated collectively on an aggregated basis, had a related allowance for loan losses. At February 28, 2010 and November 30, 2009, the Company had included $97.7 million and $28.0 million, respectively, in its allowance for loan losses for loans in its permanent workout program. Interest income on these loans is accounted for in the same manner as other accruing loans. Cash collections on these loans are allocated according to the same payment hierarchy methodology applied to loans that are not in such programs.

Additional information regarding loans for which impairment is measured based on the discounted present value of expected future cash flows is presented in the table below (dollars in thousands):

	For the Three Months Ended February 28,
	2010	2009
Average recorded investment in loans	$226,506	$70,356
Interest income recognized during the time within the period these loans were impaired	$605	$191

Modified and restructured loans

We hold various credit card loans for which the terms have been modified, including some that are accounted for as troubled debt restructurings. Our modified credit card loans include loans for which temporary hardship concessions have been granted, and loans in permanent workout programs. Eligibility, frequency, duration and offer type for both of these programs are offered in compliance with stated regulatory guidelines.

Temporary hardship concessions primarily consist of a reduced minimum payment and an interest rate reduction both lasting for a period no longer than twelve months. These short term concessions do not include the forgiveness of unpaid principal, but may involve the reversal of certain unpaid interest or fee assessments. At the end of the concession period, loan terms revert to standard rates. These arrangements are automatically terminated if the customer makes two consecutive late payments, at which time their account reverts back to its original terms. Loans for which temporary hardship concessions were granted comprised less than 1% of our total credit card loans at February 28, 2010 and November 30, 2009, respectively.

In contrast to temporary hardship concessions, our permanent workout programs entail more significant and permanent concessions including changing the structure of the loan to a fixed payment loan with a maturity no longer than 60 months. The concessions associated with a permanent workout would also include a significant reduction in interest rate and possible waivers of unpaid interest and fees. We account for permanent workout loans as troubled debt restructurings and as a result, we measure impairment of these loans based on the discounted present value of cash flows expected to be received on them. Loans in permanent workout programs comprised less than 1% of our total credit card loans at February 28, 2010 and November 30, 2009, respectively.

In addition, we participate with consumer credit counseling agency (“CCCA”) programs in an effort to assist customers to proactively manage their credit card balances. The vast majority of loans entering

CCCA programs are not delinquent at the time of enrollment, and our charge-off rate on these loans is comparable or less than our overall credit card receivables portfolio. Any concessions made under the CCCA programs are not made solely on the basis of the borrower’s financial condition. These loans continue to meet original minimum payment terms and do not normally include waiver of unpaid principal, interest or fees. Credit card loans modified under CCCA programs comprised approximately 1.5% of our total credit card loans at February 28, 2010 and November 30, 2009, respectively.

We do not propose any further changes to our disclosures for the other items addressed under Questions 1 and 2.

Form 8-K furnished March 12, 2010

Exhibit 99.1

3. We note from your disclosures in this filing that you recorded a $305 million increase to your loan loss reserves in the first quarter 2010, resulting from a “new analytical process that enhances management’s ability to estimate incurred losses on non-delinquent accounts.” We also note from your disclosures in this filing that you believe delinquent loan balances may have peaked in the fourth quarter 2009, based on the credit performance trends within your loan portfolio. Please address the following:

a.	Tell us in greater detail the specific changes made to your loan loss reserve methodology, including the various factors you rely on to estimate your reserve.

We did not change the basic methodology underlying our loan loss reserve estimate, but we did enhance our estimation process in a manner that better enables us to identify losses inherent in the non-delinquent segment of the receivables portfolio. The Company continues to maintain an allowance for loan losses at a level that is adequate to absorb probable losses inherent in the loan portfolio.

The Company’s credit card loss estimation methodology begins with a migration analysis of delinquent and current credit card receivables. The Company’s migration analysis considers principal, interest and fees reflected in loan receivables. In determining the proper level of the allowance for loan losses, we also consider factors that may impact loan loss experience, including current economic conditions, recent trends in delinquencies and bankruptcy filings, account collection management, policy changes, account seasoning, loan volume and amounts, payment rates and forecasting uncertainties. Consideration of these factors may call for adjustments to the results of the migration analysis.

In early 2010, and initially resulting from discussions with our regulators regarding the loss coverage that resulted from our migration approach, we undertook a study of the loss emergence period for all delinquent and non-delinquent loans. Given the revolving nature of the Company’s credit card loan portfolio, the determination of a loss emergence period involves a high degree of estimation. In an effort to more quantitatively determine the inception of a loss event (incurrence event) that ultimately results in a charge-off (confirming event), we extracted account-level charge-off data to analyze the charged-off principal, interest and fees for rolling 12 month periods, and determined within each 12-month period which charge-offs had been part of outstanding receivables as of the beginning of such period (or Month 0).

As a result of this new information, the loss emergence period utilized in the Company’s existing method was effectively lengthened by approximately one and one half months to better capture losses in non-delinquent receivables that are incurred but not yet confirmed. Based on the Company’s monthly net charge-off experience, this required the addition of $305 million to the allowance for loan losses as of February 28, 2010.

The refinements in the Company’s loss estimation approach were approved by the Company’s executive management team, reviewed with the Company’s regulators, and discussed with the Audit and Risk Committee of the Board before being implemented as of the quarter ended February 28, 2010.

We will continue to apply the factors from the loss emergence calculation to anticipated charge-offs and utilize that data in the loss estimation process. This will allow us to better estimate incurred losses as of a particular balance sheet date after adjusting for new interest, additional fee assessments, payments and recoveries.

With the revision to the Company’s estimation approach, our methodology remains consistent with ASC 450-20. It continues to capture an estimate of losses believed to be inherent in the receivables balance (i.e., incurred) as of the balance sheet date.

b.	Tell us how you were able to conclude that the $305 million increase in your loan loss reserves was more appropriately recorded in the first quarter 2010 rather than in the fourth quarter 2009.

The additional information yielded by the Company’s study of loss emergence led to a change in its estimate of incurred loss at the balance sheet date. The study of loss emergence was not completed, validated or approved until March 2010. The information that this study yielded was not available in the fourth quarter of 2009 or at any point prior to the issuance of the Company’s 2009 consolidated financial statements. We therefore recorded the charge related to the change in estimate in the Company’s first fiscal quarter of 2010, and will continue to adjust this estimate on a prospective basis.

The change in estimate was appropriately accounted for in the period of change, that is, in the period when the new information was available for use. ASC 250-10-20 states that “a change in accounting estimate is a necessary consequence of the assessment, in conjunction with the periodic presentation of financial statements, of the present status and expected future benefits and obligations associated with assets and liabilities. Changes in accounting estimates result from new information.” The estimate of uncollectible receivables is one of the examples specifically noted in the literature. ASC 250-10-45-17 states that “a change in accounting estimate shall be accounted for in the period of change if the change affects that period only or in the period of change and future periods if the change affects both.”

This change does not require amendment of any prior financial information. ASC 250-10-45-17 also states that “a change in accounting estimate shall not be accounted for by restating or retrospectively adjusting amounts reported in financial statements of prior periods or by reporting pro forma amounts for prior periods.”

c.	Tell us how you considered whether the $305 million increase to your loan loss reserve would be considered a change in estimate as defined under ASC 250-10-45. Further, if applicable, please tell us how you evaluated the need for disclosures required by ASC 250-10-50-4.

The estimation of uncollectible receivables is an estimate made in the ordinary course of accounting for loan receivables. As noted in the definition above in response to Questions 3(b), a change in estimate results from new information. The study we performed related to loss emergence provided us with new information with respect to losses incurred at the balance sheet date, and therefore changed the Company’s estimate of the required allowance for loan loss.

ASC 250-10-50-4 states that “the effect on income from continuing operations, net income…and any related per-share amounts of the current period shall be disclosed for a change in estimate that affects several future periods, such as a change in service lives of depreciable assets. Disclosure of those effects is not necessary for estimates made each period in the ordinary course of accounting for items such as uncollectible accounts or inventory obsolescence; however, disclosure is required if the effect of a change in the estimate is material.”

The change in the Company’s reserve estimate resulted in a material increase in its reserve level in the first quarter of 2010 and will be appropriately disclosed in filings with the Commission. However, in addition to the change being one that is related to an estimate made in the ordinary course of accounting for uncollectible receivables, it is not expected to significantly effect provision expense levels of future periods. Therefore, disclosure of the effect on income from continuing operations and related per-share effects does not appear to be relevant in this case.

The following disclosure will be added to the Provision and Allowance for Loan Losses section of the Management Discussion and Analysis in the first quarter 10-Q:

In the first quarter 2010, we developed new analytics which provide us with a better understanding of the likelihood that current accounts, or those that are not delinquent, will eventually charge-off. We used this new information in combination with the migration analysis to determine our allowance for loan losses. At February 28, 2010, we increased the allowance for loan losses by $305 million to $4.2 billion, which results in approximately 12 months of loss coverage.

Although delinquencies improved slightly during the first quarter 2010, the increase in the reserve rate is the result of the new information used in determining the allowance for loan losses, as described above.

*  *  *  *  *

In connection with the Company’s response to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to discuss any of the foregoing responses to the extent you require further clarification or additional information. Please feel free to contact me at (224) 405-1076. In addition, we would be pleased to arrange a conference call or meet with you if this will facilitate your review. We appreciate this opportunity to work with you in making the Company’s disclosures more comprehensive and transparent.

Sincerely,

/s/ Roy A. Guthrie
Roy A. Guthrie
Executive Vice President and Chief Financial Officer

cc:	Ms. Brittany Ebbertt, Securities and Exchange Commission
Mr. Kevin Vaughn, Securities and Exchange Commission
Mr. John S. England, Deloitte & Touche LLP